SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                            TRITON PCS HOLDINGS, INC.
                                (Name of Issuer)


                              CLASS A COMMON STOCK
                         (Title of Class of Securities)


                                   89677M 10 6
                                 (CUSIP Number)

                                October 27, 1999
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[_] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 89677M 10 6


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     1)   Name of Reporting  Person S.S. or I.R.S.  Identification  No. of Above
          Person:

          AT&T WIRELESS PCS, LLC
--------------------------------------------------------------------------------

     2)   Check the Appropriate Box If a Member of a Group*
          (a)  [_]
          (b)  [X] See Exhibit A - Joint Filing
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     3)   SEC Use Only


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     4)   Citizenship or Place of Organization: Delaware


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Number of Shares Beneficially Owned by Each Reporting Person With:

     (5)  Sole Voting Power: 12,504,720**

          ----------------------------------------------------------------------

     (6)  Shared Voting Power: 0

          ----------------------------------------------------------------------

     (7)  Sole Dispositive Power: 12,504,720**

          ----------------------------------------------------------------------

     (8)  Shared Dispositive Power: 0


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     9)   Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:
          12,504,720**

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     10)  Check Box If the Aggregate  Amount in Row (9) Excludes Certain Shares*
          [X]

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     11)  Percent of Class Represented by Amount in Row (9): 18.89%***


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     12)  Type of Reporting Person*: 00 (limited liability company)


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*    See Instructions Before Filling out

** Includes 12,504,720 shares of Class A Common Stock issuable upon conversion of 12,504,720 shares of Series D Preferred Stock held of record by AT&T Wireless PCS, LLC.

*** Calculated based on the number of shares of Class A Common Stock outstanding (53,700,442 shares) reported in the report on Form 10-Q of Triton PCS Holdings, Inc., filed December 13, 1999.

CUSIP No.: 89677M 10 6


--------------------------------------------------------------------------------

     1)   Name of Reporting  Person S.S. or I.R.S.  Identification  No. of Above
          Person:

          MARY HAWKINS-KEY
--------------------------------------------------------------------------------

     2)   Check the Appropriate Box If a Member of a Group*
          (a)  [_]
          (b)  [X] See Exhibit A - Joint Filing
--------------------------------------------------------------------------------

     3)   SEC Use Only


--------------------------------------------------------------------------------

     4)   Citizenship or Place of Organization: United States


--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

     (5)  Sole Voting Power: None

          ----------------------------------------------------------------------

     (6)  Shared Voting Power: None

          ----------------------------------------------------------------------

     (7)  Sole Dispositive Power: None

          ----------------------------------------------------------------------

     (8)  Shared Dispositive Power: None


--------------------------------------------------------------------------------

     9)   Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:
          None

--------------------------------------------------------------------------------

     10)  Check Box If the Aggregate  Amount in Row (9) Excludes Certain Shares*
          [X]

--------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row (9): None


--------------------------------------------------------------------------------

     12)  Type of Reporting Person: IN


--------------------------------------------------------------------------------

CUSIP No.: 89677M 10 6


--------------------------------------------------------------------------------

     1)   Name of Reporting  Person S.S. or I.R.S.  Identification  No. of Above
          Person:

          AT&T CORP.
--------------------------------------------------------------------------------

     2)   Check the Appropriate Box If a Member of a Group*
          (a)  [_]
          (b)  [X] See Exhibit A - Joint Filing
--------------------------------------------------------------------------------

     3)   SEC Use Only


--------------------------------------------------------------------------------

     4)   Citizenship or Place of Organization: New York


--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

     (5)  Sole Voting Power: 12,504,720**

          ----------------------------------------------------------------------

     (6)  Shared Voting Power: 0

          ----------------------------------------------------------------------

     (7)  Sole Dispositive Power: 12,504,720**

          ----------------------------------------------------------------------

     (8)  Shared Dispositive Power: 0


--------------------------------------------------------------------------------

     9)   Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:
          12,504,720**

--------------------------------------------------------------------------------

     10)  Check Box If the Aggregate  Amount in Row (9) Excludes Certain Shares*
          [X]

--------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row (9): 18.89%***


--------------------------------------------------------------------------------

     12)  Type of Reporting Person*: CO


--------------------------------------------------------------------------------


*    See Instructions Before Filling out

** Includes 12,504,720 shares of Class A Common Stock issuable upon conversion of 12,504,720 shares of Series D Preferred Stock held of record by AT&T Wireless PCS, LLC.

*** Calculated based on the number of shares of Class A Common Stock outstanding (53,700,442 shares) reported in the report on Form 10-Q of Triton PCS Holdings, Inc., filed December 13, 1999.

CUSIP No.:        89677M 10 6

Item 1.   (a)  Name of Issuer: TRITON PCS HOLDINGS, INC.

--------------------------------------------------------------------------------

          (b)  Address of Issuer's Principal Executive Offices:

               1100 CASSET ROAD, BERWYN, PA 19312

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Item 2.

          (a)  Name of Person Filing: AT&T CORP., AT&T WIRELESS PCS, LLC,
                                      MARY HAWKINS-KEY

--------------------------------------------------------------------------------

          (b)  Address of Principal Business Office:

AT&T CORP.                   AT&T WIRELESS PCS, LLC              MARY HAWKINS-KEY
32 Avenue of the Americas    c/o AT&T Wireless Services, Inc.    c/o AT&T Wireless Services, Inc.
New York, New York  10013    7277 164th Avenue, N.E.             7277 164th Avenue, N.E.
                             Redmond, Washington  98052          Redmond, Washington  98052

--------------------------------------------------------------------------------

          (c)  Citizenship: See Item 4 of Cover Pages

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          (d)  Title of Class of Securities: Class A Common Stock

--------------------------------------------------------------------------------

          (e)  CUSIP Number: 89677M 10 6

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Item 3.        If this  statement  is  filed  pursuant  to  Rules  13d-1(b),  or
               13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE

               (a) [_] Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o)

               (b) [_] Bank as defined in section  3(a)(6) of the Act (15 U.S.C.
               78c)

               (c) [_] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

               (d) [_] Investment Company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8)

               (e) [_] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 Section 240. 13d-1(b)(1)(ii)(E)

               (f) [_] Employee Benefit Plan or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(f)

               (g) [_] Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G)

               (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP No.:        89677M 10 6

               (j) [_] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

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Item 4.        Ownership. - ALSO SEE EXHIBIT A
               (a)  Amount beneficially owned: See Item 9 on Cover Pages

               (b)  Percent of class: See Item 11 on Cover Pages

               (c)  Number of share as to which the person has:

                    (i) Sole power to vote or to direct the vote: See Item 5 on Cover Pages

                    (ii) Shared power to vote or to direct the vote:  See Item 6 on Cover Pages

                    (iii)Sole power to dispose or to direct the  disposition of:
                         See Item 7 on Cover Pages

                    (iv) Shared  power to dispose  or to direct the  disposition of: See Item 8 on Cover Pages

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Item 5.        Ownership of Five Percent or Less of a Class: NOT APPLICABLE

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Item 6.        Ownership of More Than Five Percent on Behalf of Another  Person:
               NOT APPLICABLE

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Item 7.        Identification   and   Classification  of  the  Subsidiary  which
               Acquired the  Security  Being  Reported on By the Parent  Holding
               Company: NOT APPLICABLE

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Item 8.        Identification  and  Classification  of Members of the Group: NOT
               APPLICABLE

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Item 9.        Notice of Dissolution of Group: NOT APPLICABLE


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Item 10.       Certification:

By signing below -I/we- certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. NOT APPLICABLE

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                                        6

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2000


AT&T CORP.



By: /s/ Robert S. Feit
    --------------------------------------------
Name:   Robert S. Feit
Title:  General Attorney and Assistant Secretary

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2000


AT&T WIRELESS PCS, LLC



By:    /s/ Mary Hawkins-Key
------------------------------
Name:  Mary Hawkins-Key
Title: Senior Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2000


/s/ Mary Hawkins Key
-----------------------
Mary Hawkins-Key

                                    Exhibits


Exhibit A -  Explanation of Joint Filing

Exhibit B -  Joint Filing Agreement

                                                                       EXHIBIT A

                           EXPLANATION OF JOINT FILING


This 13G is being filed by AT&T Wireless PCS, LLC ("AT&T Wireless"), AT&T Corp. and Ms. Mary Hawkins-Key. AT&T Wireless is the record owner of the shares of Class A Common Stock ("Common Stock") of Triton PCS Holdings, Inc. ("Triton") covered hereby and may be deemed "beneficial owner," within the meaning of the Securities Exchange Act of 1934, as amended (the "Act"), of the Common Stock. AT&T Wireless is indirectly controlled by AT&T Corp. Accordingly, AT&T Corp. may be deemed to be the beneficial owner of the Common Stock held by AT&T Wireless. Ms. Hawkins-Key is a member of the board of directors of Triton nominated by AT&T Wireless. Ms. Hawkins-Key disclaims beneficial ownership of the Common Stock held by AT&T Wireless.

AT&T Wireless, Triton and certain other stockholders of Triton are party to an Amended and Restated Stockholders' Agreement dated as of October 27, 1999, (the "Stockholders' Agreement"), pursuant to which, among other things, AT&T Wireless and such stockholders have agreed to vote for certain nominees to the board of directors of Triton which nominees, if elected, would constitute 3 of the 7 members of Triton's board of directors. Accordingly, parties to the Stockholders' Agreement may be deemed a "group" for purposes of the Act. According to publicly available filings made by Triton (see the prospectus filed by Triton on October 28, 1999 pursuant to Rule 424(b) under the Securities Act of 1933, as amended), the parties to the Stockholders' Agreement beneficially own in excess of 77% of the Company's total voting power. Each of AT&T Wireless, AT&T Corp. and Mary Hawkins-Key disclaim beneficial ownership of any shares of Common Stock of any other party to the Stockholders' Agreement.

                                                                       EXHIBIT B

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share, of Triton PCS Holdings, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 10th day of February, 2000.




AT&T CORP.                                    AT&T WIRELESS PCS, LLC


By:  /s/  Robert S. Feit                      By: /s/ Mary Hawkins-Key
   ---------------------------------              ------------------------------
     Name:    Robert S. Feit                      Name:  Mary Hawkins-Key
     Title:   General Attorney and                Title: Senior Vice President
              Assistant Secretary



                                                  /s/  Mary Hawkins-Key
                                                  ------------------------------
                                                  Mary Hawkins-Key


121836-1